November 22, 2022

Rebecca Ament Marquigny

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Melissa McDonough

U.S. Securities and Exchange Commission

Staff Accountant, Division of Investment Management

U.S. Securities and Exchange Commission

33 Arch Street

Boston, MA 02110

Re:	EA Series Trust (the “Trust”)

Registration Statement on Form N-14 (the “Registration Statement”)

File No.: 333-265923

Dear Ms. Marquigny and Ms. McDonough:

This correspondence responds to the legal and accounting comments received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on November 1, 2022 and November 9, 2022, respectively with respect to the Registration Statement on Form N-14 under the Securities Act of 1933 to register shares of beneficial interest (“Shares”) in the EA Bridgeway Omni Small-Cap Value ETF (the “Fund” or the “Acquiring Fund”), a series of the Trust, to be issued in connection with the reorganization of the Omni Tax-Managed Small-Cap Value Fund (the “Target Fund”), a series of Bridgeway Funds, Inc. with and into the Acquiring Fund. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

Legal Comments

1.	Comment: In the Notice of Special Meeting of Shareholders, in the third paragraph from the end of the notice, please disclose a date for which a proxy must be received or postmarked to be valid and counted at the meeting.

Response: The Registrant has added the following disclosure has been added to the end of the third to last paragraph:

Your proxy card must be received prior to the Meeting for your vote to be counted.

2.	Comment: In the Notice of Special Meeting of Shareholders, please confirm that the Registrant has reviewed state law on how the meeting can be switched to a virtual setting and disclose the applicable notice requirements.

Response: The Registrant has confirmed that a virtual shareholder meeting is permitted under Section 1 of the Target Fund’s By-Laws and Section 2-503 of the Maryland Corporation Law. The Registrant submits that no additional notice is required for a virtual shareholder meeting except as provided in the regular notice of the shareholder meeting.

KAREN A. ASPINALL ● PARTNER

11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211 ● p: 949.629.3928

Practus, LLP ● Karen.Aspinall@Practus.com ● Practus.com

3.	Comment: In the last sentence in bold in the Notice of Special Meeting of Shareholders, who can shareholders call to determine if they are eligible?

Response: The Registrant has deleted the phrase “if eligible” from the last sentence.

4.	Comment: On page 1 and throughout the document, please delete any references to shareholders “disapproving” of the reorganization.

Response: The Registrant has made the requested change.

5.	Comment: In the third paragraph from the bottom of page 1, please state in bold that shareholders won’t be able to redeem at NAV if the transaction is approved and the shareholder receives shares of the Acquiring Fund. Also, please include a cross reference to the prospectus language that trading costs may involve brokerage fees post-reorganization.

Response: The Registrant notes that this information is provided in the last paragraph on page 1 and has bolded the information as requested. The Registrant has also added a cross-reference to the discussion of brokerage costs on page 2.

6.	Comment: If Target Fund shareholders vote to approve the Reorganization please make clear in the same paragraph that the Acquiring Fund will be an ETF and the implications, including the market on which shares will trade, approximate date after which they won’t be able to redeem Target Fund shares at NAV.

Response: The Registrant has made the requested change.

7.	Comment: Please update the prospectus dates in bullet two on page ii.

Response: The Registrant will make the requested change.

8.	Comment: The bold statement at the bottom of page ii should be located on the outside cover page of the prospectus.

Response: The Registrant respectfully declines to move the location of this disclosure as the Registrant views its current location to be within the outside cover page of the Prospectus.

9.	Comment: In the Summary section, the section entitled “Are there any differences in risks between the Target Fund and the Acquiring Fund?” should be located immediately after the synopsis.

Response: The Registrant has made the requested change.

10.	Comment: In the section “What am I being asked to vote upon?” please move up the text describing the proposals to the beginning of the section.

Response: The Registrant has made the requested change.

11.	Comment: In the section “How will the Reorganization affect me?” and in all places it appears in the document please delete the definition (“NTF”).

Response: The Registrant has made the requested change.

12.	Comment: On page 2, in the section “Will the Reorganization affect the way my investments are managed?” please describe Bridgeway’s role as a sub-adviser to the new fund and please explain continuity of management.

Response: The Registrant has added the following two sentences to the second-to-last paragraph:

Bridgeway will serve as the Acquiring Fund’s sub-adviser and will be responsible for the selection of the Acquiring Fund’s investments. This structure maintains continuity in the management of the Target Fund’s assets if the Reorganization is approved.

13.	Comment: If the Target Fund’s primary adviser is changing under the Acquiring Fund structure, please discuss the implications.

Response: The following changes have been made following the third sentence of the second paragraph on page 2:

If the Reorganization is approved, Bridgeway will serve as the Acquiring Fund’s sub-adviser and will be responsible for the selection of the Acquiring Fund’s investments. EA Advisers, will serve as the Acquiring Fund’s investment adviser, and will provide trading, execution and various other administrative services and supervises the overall daily affairs of the Acquiring Fund. This is a change from how the Target Fund is structured where Bridgeway is the sole investment adviser to the Target Fund. It is not anticipated that this change will have a material effect on how the Target Fund is currently managed. Moreover, the Acquiring Fund’s management structure maintains continuity in the investment selection process of the Target Fund’s assets if the Reorganization is consummated.

14.	Comment: On page 2, under the section “Are there any differences in risks between the Target Fund and the Acquiring Fund?” please focus the answer on the transaction and implications to investors. Please highlight important differences in risks and where risks are not changing, please eliminate unnecessary detail.

Response: The Registrant has deleted Investment Risk, Equity Investing Risk, Geopolitical/Natural Disaster Risks and Fund Cybersecurity Risk, which are risk factors that are common to both Funds, so as to better highlight the ETF-related risks and the other risks that are different between the two Funds.

15.	Comment: On page 3, under the section “How do the fees and expenses of the Acquiring Fund compare to the fees and expenses of the Target Fund?” please provide more detail and clarity on the impact of the fee waiver arrangements. Currently the disclosure doesn’t compare the outcome in a way that is useful to investors.

Response: The first two paragraphs of this section have been revised as follows:

Following the Reorganization, as set forth in the table below, the Total Annual Fund Operating Expenses for the Acquiring Fund are expected to be lower than the Total Annual Fund Operating Expenses (both before and after the contractual fee waiver and/or expense reimbursement) of the Target Fund. In addition, the Acquiring Fund will be subject to a unitary fee structure, which will require the Acquiring Fund’s investment manager, EA Advisers, to pay the Acquiring Fund’s ordinary operating expenses without any increase in the management fee, typically resulting in lower fees and expenses to shareholders.

As shown in the table below, the Total Annual Fund Operating Expenses of the Acquiring Fund are lower than those of the Target Fund on a gross basis and also on a net basis when giving effect to Bridgeway’s contractual expense limitation agreement. In addition, effective January 1, 2020, Bridgeway voluntarily agreed to waive fees and/or pay Target Fund expenses in an additional amount such that the net fiscal year expense ratio for the Target Fund (management fees and other expenses less the contractual expense waiver and voluntary waiver) does not exceed 0.47%. Total expenses are the expenses accrued daily by the accounting agent and exclude trading costs (e.g., commissions and other trading costs), as well as Acquired Fund Fees and Expenses. This voluntary expense cap may be changed or eliminated at any time by Bridgeway. When giving effect to the Bridgeway voluntary fee waiver, the Total Annual Fund Operating Expenses of the Acquiring Fund (0.47%) are equal to the Target Fund’s current voluntary expense limitation of 0.47% (the voluntary expense limitation is not reflected in the table below). As a result, the Total Annual Fund Operating Expenses of the Acquiring Fund are expected to be the same as those of the Target Fund when taking the voluntary fee waiver into account. Bridgeway’s contractual and voluntary expense waivers exclude Acquired Fund Fees and Expenses, if any.

16.	Comment: Do the waivers have the same parties, periods, and excluded expenses? What are the primary differences?

Response: Bridgeway’s existing contractual expense limitation agreement for the Target Fund is included within the Target Fund’s investment advisory agreement and therefore remains in effect in perpetuity unless a change is approved by the Board of Directors of Bridgeway Funds, Inc. and Target Fund shareholders. As the other expense waiver provided by Bridgeway is voluntary it may be terminated at any time by Bridgeway. The Acquiring Fund will not have an expense limitation agreement and has a unitary fee structure. The voluntary and contractual expense limits provided by Bridgeway both exclude Acquired Fund Fees and Expenses. Please see response 15 for the updated disclosure.

17.	Comment: Please eliminate the term “contractual” when referring to the voluntary fee waiver provided by Bridgeway.

Response: The Registrant has made the requested change.

18.	Comment: On page 4, with respect to the Pro Forma fee table, please note that certain costs, such as brokerage commissions, bid ask spreads and taxes may still impact investors when invested in the Acquired Fund.

Response: The following disclosure has been added prior to the Annual Operating Expense Table:

The following table shows the fees and expenses for the Target Fund and the Acquiring Fund. As the Acquiring Fund has not yet commenced operations as of the date of this Proxy Statement/Prospectus, the Other Expenses shown for the Acquiring Fund are estimated. You will not pay any sales load, CDSC, brokerage commission, redemption fee, or other transaction fee in connection with the receipt of Acquiring Fund Shares in the Reorganization. Shareholders pay annual fund operating expenses indirectly because they are deducted from a Fund’s assets. The fees and expenses reflected below do not include the brokerage commissions, other fees to financial intermediaries and taxes that investors may pay on their purchases and sales of shares of the Acquiring Fund after the completion of the Reorganization.

19.	Comment: In footnote 1, please describe recoupment of expenses by the Acquiring Fund adviser.

Response: The reference to footnote 1 has been moved to be aligned with the Target Fund fee waiver number. Recoupment of advisory fee waivers of the Target Fund by the Acquiring Fund adviser is addressed in the section “What are the Funds’ investment management fee rates?” where the second to last sentence in the last paragraph of the section has been revised as follows:

The management fees waived by Bridgeway for the Target Fund are not subject to recoupment by Bridgeway from the Acquiring Fund.

20.	Comment: On page 5, under the section “What are some features of ETFs that differ from mutual funds?” please restate the question as “How do ETFs Differ from Mutual Funds” and confirm that the unique features is a complete list of material features for investors to consider.

Response: The Registrant has made the requested changes and amended the applicable disclosure as follows:

The following are the material features of ETFs as compared to mutual funds:

21.	Comment: In the same section, under the sub-heading “Transparency,” please state for comparison how often the Target Fund discloses its portfolio holdings.

Response: The following sentence has been added to the end of this section:

A description of the Bridgeway Funds policies and procedures with respect to the disclosure of the Target Fund’s portfolio holdings is available in the Target Fund’s SAI, which is incorporated into this Proxy Statement/Prospectus by reference.

22.	Comment: In the same section, under the sub-heading “Tax Efficiency,” please disclose that some investors may hold mutual fund shares in a tax deferred accounts and may thereby defer taxable gains.

Response: The Registrant respectfully declines to make this change as the language of this section already notes that the tax efficiency applies with regard to taxable shareholder accounts, however the Registrant has clarified in this section that the tax consequences relate to taxable shareholders. Further, shareholders who hold shares in tax deferred accounts will still pay tax, just at a later date, whereby ETFs structurally seek to avoid taxable distributions by the use of in-kind creations and redemptions.

23.	Comment: In the same section, under the sub-heading “Sales only through a Broker,” please revise the fifth sentence to emphasize that brokerage charges will impact long term earnings on fund shares.

Response: The Registrant has made the requested change.

24.	Comment: On page 6, under the section “What are the federal income tax consequences of the Reorganization?” please directly state that the Registrant anticipates the tax opinion will be consistent with the view that the reorganization will not result in recognition of gain or loss by the Target Fund or its shareholders.

Response: The following has been added as the second sentence of the second paragraph:

The tax opinion is expected to provide that the Reorganization will not result in the recognition of a taxable gain or loss to Target Fund shareholders.

25.	Comment: On page 6, under the section “How do the purchase procedures of the Funds compare?” with respect to the subsection “Rule 12b-1 Fees” please directly compare the use of 12b-1 plans between the Target Fund and the Acquiring Fund.

Response: The following disclosure has been added to the end of this section:

Therefore, neither shareholders of the Target Fund nor shareholders of the Acquiring Fund pay Rule 12b-1 fees, however shareholders of the Acquiring Fund could pay up to 0.25% in Rule 12b-1 fees in the future, although this is not currently anticipated.

26.	Comment: On page 7, under the section “What will happen if I don’t have a Brokerage Account that can accept ETF shares at the time of the Reorganization?” please present the last two sentences more prominently, such as by using bold text.

Response: The Registrant has made the requested change.

27.	Comment: On page 7, under the section “What if the Reorganization is approved by shareholders and I don’t want to hold ETF shares?” please consider whether the Target Fund is held through variable products in which investors could receive the same benefits. If this is the case, please provide relevant information and add disclosure regarding early withdrawal penalties from ERISA accounts.

Response: The Target Fund is not offered through variable products and therefore additional disclosure is not applicable.

28.	Comment: On page 9, please incorporate disclosure changes provided in the BSVO registration statement. Please also provide a representation that the Registrant will delay effectiveness of the Acquiring Fund prospectus to incorporate such comments.

Response: The Registrant hereby undertakes to incorporate the disclosure changes related to the BSVO registration statement and will delay the effectiveness of such registration statement until such comments are addressed.

29.	Comment: On page 9, in the “COMPARISONS OF SOME IMPORTANT FEATURES OF THE FUNDS” section, please highlight how investor risks will change.

Response: The Registrant respectfully declines to make any changes as the disclosure already states that the Target Fund and the Acquiring Fund have substantially similar principal investment risks and cross references to more detailed information regarding the Funds’ risks.

30.	Comment: On page 17, under the “REASONS FOR THE REORGANIZATION” section, please add more information on (i) alternatives to ETF conversions that were considered at the November 11, 2021 meeting and whether other alternatives were contemplated at subsequent meetings, (ii) management’s efforts to identify and evaluate any other providers were considered, (iii) how management identified EA as a potential partner to invite in on February 10, 2022, (iv) whether management considered other investment advisers, and (v) the factors the Board considered and the process used to identify this specific fund to convert to an ETF.

Response: The Registrant respectfully declines to add more information related to the items requested in the Staff’s comment above. The Registrant submits that Bridgeway Capital Management, LLC, the investment manager to the Target Fund, considered and evaluated (i) alternatives to the ETF conversion, (ii) other ETF providers; (iii) EA Advisers specifically; (iv) other investment advisers; and (v) the specific series of Bridgeway Funds to convert to an ETF. The Registrant notes that these items were considered and evaluated by management and then presented to the Board during the Board meetings indicated in the section “REASONS FOR THE REORGANIZATION”. The Registrant believes that management’s considerations of these items are not pertinent to shareholders in approving the Reorganization.

31.	Comment: In the same section, the considerations at the meeting on August 25, 2022 should be complete in all material respects. Please remove “including those set forth below” and disclose all material factors considered.

Response: The Registrant has disclosed all material factors considered by the Board. The Registrant has removed the phrase “including those set forth below.”

32.	Comment: In the same section, in the last bullet on the page 17, please describe how the Board evaluated the Acquiring Fund’s greater potential to increase assets.

Response: The Registrant has updated the above-referenced bullet as indicated below:

The net assets of the Target Fund since its inception and the greater potential for the Acquiring Fund to increase its assets over time compared to the Target Fund due to current investor demand for ETFs over regular mutual funds.

33.	Comment: Please clarify the timing of the Board’s considerations. The disclosure says that the board approved the conversion at the meeting on February 10, 2022 but made the best interest determination on August 25, 2022.

Response: The Registrant has clarified the disclosure. Please note that the Board approved the conversion of the Target Fund and made all findings related to it only at the August 25, 2022 Board meeting. The Registrant has modified one of the paragraphs in this section to clarify that the Board previously approved the conversion of a different Bridgeway Fund at an earlier (i.e., the May 12, 2022 meeting) Board meeting. The Registrant has clarified its disclosure in the paragraph at issue as indicated below:

At a meeting held on February 10, 2022, representatives of Bridgeway continued their discussion with the Independent Directors concerning the potential conversion of one or more series of the Bridgeway Funds into ETFs. During that meeting, representatives of EA Advisers provided an overview of their firm and the ETF Trust. The representatives of EA Advisers responded to questions from the Independent Directors. At a meeting held on May 12, 2022, the Board approved the conversion of a different series of the Bridgeway Funds into a new series of the ETF Trust, subject to shareholder approval.

34.	Comment: On page 20, under the section “Who will pay the expenses of the Reorganization?” please state who will pay for brokerage expenses (even if de minimis).

Response: Given that the Acquiring Fund is not expected to reposition the Target Fund portfolio due to the Reorganization, the Registrant does not anticipate any material amount of brokerage expenses to be incurred by the Acquiring Fund immediately following the Reorganization. Accordingly, it is expected that any portfolio holdings changes will be the result of active management by the Sub-Adviser. Therefore, any such brokerage expenses will be borne by the shareholders of the Acquiring Fund. The Registrant has amended the language by adding the following as the last sentence this section:

Brokerage costs, if any, will be borne by shareholders of the Acquiring Fund.

35.	Comment: On page 20, under the section “What should I know about the Acquiring Fund Shares?” please emphasize the last two sentences.

Response: The Registrant has made the requested change.

36.	Comment: On page 28, under the section “How many votes are necessary to approve the Plan?” please update the section such that brokers cannot give a proxy and a shareholder cannot be counted as present at the meeting without client instruction. Please also disclose how the absence of shares at the meeting will impact the voted shares.

Response: The following disclosure has been added to the last paragraph of this section:

There are unlikely to be any “broker non-votes” at the Meeting because broker-dealers, in the absence of specific authorization from their customers, will not have discretionary authority to vote any shares held beneficially by their customers on the matter expected to be presented at the Meeting. Assuming the presence of a quorum, abstentions and broker non-votes will have the effect of votes against the proposal. Abstentions will have no effect on the outcome of a vote on adjournment.

37.	Comment: On pages 28 and 31, please clearly state that the vote of the Board is needed to adjourn the meeting.

Response: The Registrant respectfully disagrees with the Staff’s comment. The Board does not have to vote to adjourn the shareholder meeting. In the resolutions approved by the Board related to the Reorganization, the Board delegated to the officers of the Target Fund the ability to adjourn the shareholder meeting.

38.	Comment: Please confirm that the final Plan of Reorganization will be filed.

Response: The Registrant hereby undertakes to file the final Plan of Reorganization, when available.

39.	Comment: On page A-21, Section 16.6 of the Plan of Reorganization, please explain in correspondence the goal of this section and how it is consistent with the Investment Company Act of 1940.

Response: Section 16.6 states that the obligations in the Plan of Reorganization are binding on the assets of the Target Fund and the Acquiring Fund and not on their respective trustees, directors, shareholders, nominees, officers, agents, or employees personally, which is also articulated in the governing documents of both Funds. The Registrant is not aware of any conflicting provisions in the Investment Company Act that would require any change to this provision.

40.	Comment: In Exhibit D, please present a narrative analysis comparing what is different, why it matters, and what effect it would have on Target Fund holdings and investors.

Response: The Registrant has added the following disclosure prior to the table in Exhibit D:

The Target Fund and the Acquiring Fund have similar fundamental investment restrictions, however the Acquiring Fund’s investment restrictions provide more flexibility and fewer limitations on certain types of investments. The Acquiring Fund has a greater ability to invest in derivatives, including short sales, options and individual stock futures, whereas the Target Fund limits these types of investments. In addition, the Target Fund generally does not permit the purchase of securities on margin or investments for the purpose of control or management, whereas the Acquiring Fund does not have similar limitations. The other fundamental investment restrictions are not materially different. In all instances, the investments of the Target Fund and the Acquiring Fund are limited by the Prospectus, the 1940 Act and any other applicable law. Any differences in the fundamental investment restrictions are not expected to have a material impact on how the Target Fund is managed if the Reorganization is consummated.

41.	Comment: Please provide the same information with respect to the information provided in Exhibit E.

Response: The Registrant has added a column to the chart for comparison.

42.	Comment: Please file a form of proxy card.

Response: The Registrant hereby undertakes to file a form of proxy card in a pre-effective amendment to the Registration Statement on Form N-14.

Accounting Comments

1.	Comment: On page ii, please confirm supplementally that the N-14 will link any applicable documents that are incorporated by reference.

Response: The Registrant will update and link such documents accordingly.

2.	Comment: On page 4, please disclose whether any fees that are waived by Bridgeway are subject to recoupment from the Acquiring Fund.

Response: On page 13 of the N-14, under the heading “What are the Funds’ investment management fee rates?” in the last paragraph of this section, the following disclosure is provided, which has been amended as follows:

The management fees waived by Bridgeway for the Target Fund are not subject to recoupment by Bridgeway from the Acquiring Fund.

3.	Comment: In the N-14 Statement of Additional Information, please confirm that the conversion from a mutual fund to an ETF does not cause any differences in accounting or tax policies.

Response: In the General Information section of the SAI, the last sentence has been amended as follows:

Additionally, there are no material differences in accounting or tax policies of the Target Fund as compared to those of the Acquiring Fund.

4.	Comment: In the Cohen & Cohen consent, please update the name of the Fund from the EA Bridgeway Omni Small-Cap Value Fund to the EA Bridgeway Omni Small-Cap Value ETF.

Response: The Registrant undertakes to file an updated consent in a pre-effective amendment to the Registration Statement on Form N-14.

If you have any questions regarding the above responses, please do not hesitate to contact me at (949) 629-3928 or Karen.Aspinall@practus.com.

Sincerely,

/s/ Karen Aspinall

Karen Aspinall

Trust Counsel